FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2020 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On October 14, 2020, the Registrant Announced its 2020 Annual Technical
Global Symposium Online Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 14, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor Announces 2020 Annual Technical Global Symposium
Online Event

Virtual Symposium brings the Company’s leading team of experts directly to you at the comfort of your own home or office

Webinar presentations showcasing Company’s premier Analog technologies, advanced design enablement and manufacturing solutions, including recent developments and future roadmaps for RF, High Performance Analog, Power Management and Sensor platforms

MIGDAL HAEMEK, Israel, October 14, 2020 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its online 2020 annual Technical Global Symposium. This online event consists of a series of webinars presenting the Company’s premier analog technologies, manufacturing solutions and recent development across all of its platforms including RF & High Performance Analog, Power Management, Sensors, Aerospace & Defense as well as leading design enablement services and tools in joint sessions with selected EDA partners.

Similar to the Company’s traditional TGS event format, the webinars will be presented by Tower’s leading team of experts, with the added benefit of direct and easier access to interact online with the presenters and learn more about Company platforms and offerings. The sessions will provide detailed information on Company advanced SOI, SiGe, SiPho, Imaging and Non-Imaging sensors, MEMS and Power Management technologies, development roadmaps and manufacturing excellence. Each webinar will discuss Tower’s best-in-class solutions addressing the current and future market needs of the IoT, 5G, networking, high-end imaging, sensing, automotive, industrial, and consumer markets.

Date	Topic	Presented by
November 9, 2020	Silicon Photonics and Advanced SiGe Technology for Optical Transceivers	Dr. Edward Preisler Director of Technology Development, RF & HPA
November 10, 2020	The latest high voltage and high-power technologies
Mr. Erez Sarig
Director of Power Management Business Development & Marketing

Japanese session by Mr. Akira Takeishi
General Manager of Device Technology & Deputy Director of Power Management / Mixed Signal, TPSCo

November 12, 2020	Stacking BSI technology, iToF and dTOF for face recognition and next generation global shutter technology	Dr. Assaf Lahav CIS Research & Development Expert and Fellow Japanese session by Mr. Isao Miyanaga General Manager of Device Technology & Deputy Director of Image Sensor, TPSCo
November 17, 2020	Under OLED and under LCD optical fingerprint sensors
Dr. Amos Fenigstein
Senior Director of CIS Research & Development, Sensors Business Unit

Japanese session by Mr. Isao Miyanaga
General Manager of Device Technology & Deputy Director of Image Sensor, TPSCo

November 18, 2020	Process technology and PDK enhancements for Wireless Applications	Dr. Paul Hurwitz Director of Device Technology, RF & HPA
November 19, 2020	MEMS and NIS Technology for UV, radiation, temperature, and gas sensors	Myriam Buchbinder Senior Director of Process Engineering Research & Development Prof. Yakov Roizin Director of Emerging Technologies & Fellow
November 23, 2020	Aerospace and Defense Technology Solutions	Dr. David Howard Executive Director & Fellow

For additional information, agenda and registration please visit the event page here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor’s focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com